EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three and nine months ended October 31, 2013, and 2012

(Expressed in Canadian Dollars)

(Unaudited)

CORAL GOLD RESOURCES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at October 31, 2013, and 2012 and for the periods then ended have not been reviewed or audited.

“David Wolfin”	“Malcolm Davidson”

David Wolfin President & CEO December 20, 2013	Malcolm Davidson, CA Chief Financial Officer December 20, 2013

CORAL GOLD RESOURCES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	Note	October 31, 2013 (unaudited)	January 31, 2013

Assets
Current assets
Cash and cash equivalents		$11,208	$14,450
Other amounts receivable		5,902	38,593
Prepaid expenses		950	3,107
		18,060	56,150

Exploration and Evaluation Assets	4	19,462,371	19,264,220
Property and Equipment	5	105,627	106,358
Investments in Related Companies	6	145,895	396,743
Amounts Receivable from a Related Party	10b	43,225	33,043
Reclamation Bonds	7	495,613	474,034
Total Assets		$20,270,791	$20,330,548

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$155,288	$401,088
Amounts payable to related parties	10c	216,785	194,876
		372,073	595,964

Reclamation Provision	11	405,031	395,000
Deferred Tax Liability		2,448,742	2,444,038
Total liabilities		3,225,846	3,435,002

Equity
Share Capital	8	44,358,335	43,954,422
Equity Reserves		2,737,119	2,701,918
Accumulated Other Comprehensive Income		56,389	277,637
Accumulated Deficit		(30,117,218)	(30,048,751)
Equity Attributable to Equity Holders of the Company		17,034,625	16,885,226
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		17,044,945	16,895,546
Total Liabilities and Equity		$20,270,791	$20,330,548

Approved by the Board of Directors on December 20, 2013:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

		Three months ended October 31,		Nine months ended October 31,
	Note	2013	2012	2013	2012

Operating and Administrative Expenses
Consulting fees		$6,000	$3,000	$13,000	$9,000
Depreciation		167	462	731	1,387
Directors fees		2,250	3,000	9,000	9,000
Finance costs		-	2,750	-	8,186
Investor relations		870	8,675	9,759	66,058
Professional fees		7,712	2,156	28,112	5,304
Regulatory and compliance fees		5,025	7,024	20,139	22,112
Management fees		7,500	7,500	22,500	60,000
Office and miscellaneous		13,255	21,087	40,659	57,858
Salaries and benefits		23,170	35,130	83,861	119,566
Share-based payments	10	6,721	300,919	8,275	858,384
Travel		603	3,849	5,480	19,344
		73,273	395,552	241,516	1,236,199

Loss before other items		(73,273)	(395,552)	(241,516)	(1,236,199)

Other Income
Interest and other income		63	127	184	4,192
Gain on sale of investment		-	5,260	107,300	5,260
Foreign exchange gain (loss)		5,978	9,995	1,231	3,099
NET LOSS		(67,232)	(380,170)	(132,801)	(1,223,648)

Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	6	(11,127)	46,757	(221,248)	(588,297)
COMPREHENSIVE LOSS		$(78,359)	$(333,413)	$(354,049)	$(1,811,945)

Loss per Share - Basic and Diluted		$(0.00)	$(0.01)	$(0.00)	$(0.04)

Weighted Average Number of Shares Outstanding		37,773,041	33,563,649	35,433,125	33,563,649

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Condensed Consolidated Interim Statements of Equity
For the nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit		Total Equity
Balance, January 31, 2012		33,563,649	$43,954,422	$1,012,245	$1,368,753	$2,380,998	$731,979	$	(29,041,040)	$18,026,359
Share-based payments	9	-	-	858,384	-	858,384	-		-	858,384
Transfer of expired options		-	-	(441,500)	-	(441,500)	-		441,500	-
Unrealized loss on investment in securities, net of tax	6	-	-	-	-	-	(588,297)		-	(588,297)
Net loss for the period		-	-	-	-	-	-		(1,223,648)	(1,223,648)
Balance, October 31, 2012		33,563,649	$43,954,422	$1,429,129	$1,368,753	$2,797,882	$143,682		$(29,823,188)	$17,072,798
Balance, January 31, 2013		33,563,649	$43,954,422	$903,316	$1,798,602	$2,701,918	$277,637	$(30,048,751)	$16,885,226
Common shares issued for cash:
Private Placements	8	3,694,500	278,190	-	91,260	91,260	-	-	369,450
Less: Share issuance costs		-	(3,000)	-	-	-	-	-	(3,000)
Common shares issued for debt	8	514,892	128,723	-	-	-	-	-	128,723
Share-based payments	9	-	-	1,554	6,721	8,275	-	-	8,275
Transfer of expired/cancelled options		-	-	(64,334)	-	(64,334)	-	64,334	-
Unrealized loss on investment in securities, net of tax	6	-	-	-	-	-	(221,248)	-	(221,248)
Net loss for the period		-	-	-	-	-	-	(132,801)	(132,801)
Balance, October 31, 2013		37,773,041	$44,358,335	$840,536	$1,896,583	$2,737,119	$56,389	$(30,117,218)	$17,034,625

CORAL GOLD RESOURCES LTD
Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

	Note	2013	2012

CASH PROVIDED BY (USED IN):

Operating Activities
Net loss		$(132,801)	$(1,223,648)
Adjustments for non-cash items:
Depreciation		731	1,387
Share-based payments		8,275	858,384
Gain on sale of investments		(107,300)	(5,260)
Foreign exchange gain (loss)		(6,903)	(6,927)
Finance costs		-	8,188

		(237,998)	(367,876)
Net change in non-cash working capital	15	(70,501)	478,935

		(308,499)	111,059

Investing Activities
Expenditures on exploration and evaluation assets		(198,151)	(1,337,002)
Proceeds on sale of investments		136,899	6,860
Increase in Reclamation Bond		-	(59,035)

		(61,252)	(1,389,177)

Financing Activities
Issuance of shares for cash, net		366,450	-

Effect of exchange rate fluctuations on cash and equivalents		59	(30)

Net change in cash and equivalents		(3,242)	(1,278,118)
Cash and cash equivalents, beginning of period		14,450	1,314,494

Cash and cash equivalents, end of period		$11,208	$36,346

Supplementary Cash Flow Disclosures
Cash paid during the period for:
Interest expense		$-	$-
Income taxes		$-	$-
Expenditures on exploration and evaluation assets
included in amounts payable to related parties, net		$580	$(6,026)
included in accounts payable and accrued liabilities		$(177,607)	$(164,589)

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCBB, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at October 31, 2013, the Company has a working deficit of $354,013 and accumulated losses of $30,117,218. The Company has not yet generated any revenues from its operations. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together may raise significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective February 1, 2013. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s January 31, 2013 annual financial statements, which were prepared in accordance with IFRS as issued by the IASB.

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2013 had no significant impact on the Company’s consolidated interim financial statements for the current or prior periods presented.

IFRS 10 – Consolidated Financial Statements
IFRS 10 establishes the principles for the presentation and preparation of financial statements when an entity controls one or more other entities. IFRS 10 changed the definition of control such that the same criteria are applied to all entities to determine control. IFRS 10 supersedes all of the guidance in IAS 27 Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-monetary Contributions.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

IFRS 12 – Disclosure of interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IAS 1 Presentation of Financial Statements (Amendment)
The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The consolidated statement of comprehensive income in these condensed consolidated interim financial statements has been amended to reflect the presentation requirements under the amended IAS 1.

Amendments to other standards

In addition, there have been other amendments to existing standards, including IAS 19 Post-Employment Benefits, IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net loss for the period.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Company will achieve profitable operation. Further disclosure is included in Note 1.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

b)	Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

c)	Depreciation rate for equipment

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

d)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and site closure costs. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

e)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and theapplication of existing tax laws in each jurisdiction. Weight is attached to taxplanning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The following standard will be effective for annual periods beginning on or after February 1, 2015:

IFRS 9 – Financial Instruments

In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

Management does not expect that the adoption of this standard will have a significant effect on the condensed consolidated interim financial statements of the Company other than additional disclosures.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2012	$17,852,382	$40,633	$3	$17,893,018

Exploration costs during 2013:
Assays	105,209	-	-	105,209
Consulting	281,715	-	-	281,715
Drilling	576,544	-	-	576,544
Field supplies and other	299	-	-	299
Lease payments	110,756	-	-	110,756
Mapping	7,842	-	-	7,842
Taxes, licenses and permits	91,145	5,812	-	96,957
Water analysis	259	-	-	259
Reclamation provision	191,621	-	-	191,621

Balance, January 31, 2013	$19,217,772	$46,445	$3	$19,264,220

Exploration costs during 2014:
Consulting	53,982	-	-	53,982
Lease payments	64,792	-	-	64,792
Mapping	2,548	-	-	2,548
Taxes, licenses and permits	76,829	-	-	76,829

Balance, October 31, 2013	$19,415,923	$46,445	$3	$19,462,371

a)	Robertson Property (continued)

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments. The Robertson group is comprised of three claim groups known as the Core claims, the Carve-out claims and the Ruf claims.

(i)  Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary, Marcus.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(i)  Core Claims – 100% interest (continued)

The remaining 76 claims are leased by the Company as follows:

(a)	June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the core area of the Robertson Property. The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 and will expire in March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)	Blue Ridge Claims

The Company has a mineral lease agreement relating to nine mineral claims, which form part of the core area of the Robertson Property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month.

(c)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(d)	Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 4(a)(iii) and 4(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(e)	Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(ii) Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(iii) Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4(a)(i)(d) and 4(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 4(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 4(a)(iii)).

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

5. PROPERTY AND EQUIPMENT

	Land	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$
COST
Balance at January 31, 2012	102,834	6,920	5,926	3,459	119,139
Additions	-	-	-	-	-
Balance at January 31, 2013	102,834	6,920	5,926	3,459	119,139
Additions	-	-	-	-	-
Balance at October 31, 2013	102,834	6,920	5,926	3,459	119,139

ACCUMULATED DEPRECIATION
Balance at January 31, 2012	-	5,297	5,035	600	10,932
Depreciation	-	1,384	176	289	1,849
Balance at January 31, 2013	-	6,681	5,211	889	12,781
Depreciation	-	239	107	385	731
Balance at October 31, 2013	-	6,920	5,318	1,274	13,512

CARRYING VALUE
At January 31, 2012	102,834	1,623	891	2,859	108,207
At January 31, 2013	102,834	239	715	2,570	106,358
At October 31, 2013	102,834	-	608	2,185	105,627

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

6. INVESTMENT IN RELATED COMPANIES

At October 31, 2013, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	539,071	$42,837	$102,712	$145,549
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	41,634	(41,288)	346

		$84,471	$61,424	$145,895

At January 31, 2013, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain	Unrealized Impairment Loss Recognized in Net Loss	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	909,071	$72,437	$323,009	$-	$395,446
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)	51,873	41,634	-	(40,337)	1,297

		$114,071	$323,009	$(40,337)	$396,743

*Mill Bay Ventures Inc. affected a 3:1 consolidation during the period ended October 31, 2013.

During the nine months ended October 31, 2013, the Company recorded an unrealized loss of $221,248 (2012 - $588,297 loss) on investments in related companies, representing the change in fair value during the period.

Certain directors of Levon and Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) are also directors of the Company.

During the period ended October 31, 2013, the Company sold 370,000 (2012 – 20,000) Levon shares and realized a gain of $107,300 (January 31, 2013 - $5,260).

During the year ended January 31, 2013, the share price of Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) declined significantly. The amount of the cumulative unrealized loss that is reclassified from other comprehensive loss represents the difference between the book cost and current fair value. The amount reclassified at January 31, 2013 was $40,337.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

7. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2013, at the request of the Bureau the Company increased the bonds by US$59,089.

As at October 31, 2013, the total reclamation deposits were $495,613 (US$475,317) (January 31, 2013 - $474,034 (US$475,317)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.05% (2013 - 0.05%).

8. SHARE CAPITAL

a)  Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)  Issued

On July 17, 2013, the Company closed a non-brokered private placement issuing 3,694,500 units at a price of $0.10 per unit for gross proceeds of $369,450. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.15 expiring on July 17, 2015. The company paid cash finders’ fees of $3,000.

The fair value of the warrants issued has been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rate of 1.09%, dividend yield rates of $nil, volatility of 76.45% and expected lives of 2 years. Of the $369,450 total aggregate proceeds raised, $91,260 was attributable to warrants and $278,190 was attributable to common shares.

On March, 18 2013, the Company issued 514,892 common shares to four related companies settling amounts payable totalling $128,723 at a deemed price of $0.25 per share. The shares issued by the Company were subject to a four month hold period that expired on July 18, 2013.

During the nine months ended October 31, 2013 and October 31, 2012, no options or warrants were exercised.

c)  Share purchase warrants and compensation options

On September 19, 2013, the TSX Venture Exchange approved the extension of the expiry dates of the warrants issued pursuant to the private placement that closed on April 1, 2010 from October 1, 2013 and October 23, 2013 to October 1, 2014 and October 23, 2014 respectively. All other terms remain the same.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $6,721 which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 1.25%, dividend yield of 0.00%, volatility of 74.91%, and an expected life of 1.0 year.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

8. SHARE CAPITAL (continued)

c)  Share purchase warrants and compensation options (continued)

The expiry dates of these warrants have previously been extended in March 2012 to October 1, 2012 and October 23, 2012 and in September 2012 to October 1, 2013 and October 23, 2013.

During the nine months ended October 31, 2012, the Company recorded an incremental compensation cost of $264,886 and $164,963 respectively for the excess of the fair value of the original warrants immediately before their terms were modified and the fair value of the modified warrants at the date of modification. The fair value of warrants modified has been estimated using the Black-Scholes option pricing with the following assumptions, respectively: risk-free interest rates of 1.43% and 1.09%, dividend yield rates of $nil, volatility of 114% and 90.95%, and expected lives of 0.5 years and 1 year.

A summary of the share purchase warrants and compensation options issued, exercised and expired during the nine months ended October 31, 2013 and the year ended January 31, 2013 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, January 31, 2012	6,464,120	$0.75
Balance, January 31, 2013	6,464,120	$0.75
Issued	3,694,500	$0.15
Balance, October 31, 2013	10,158,620	$0.53

Details of share purchase warrants outstanding as of October 31, 2013 and January 31 2013 are:

		Warrants Outstanding and Exercisable
Expiry Date	Exercise Price Per Share	October 31, 2013	January 31, 2013

October 1, 2014	$0.75	4,709,120	4,709,120
October 23, 2014	$0.75	1,755,000	1,755,000
July 17, 2015	$0.15	3,694,500	-
		10,158,620	6,464,120

d)     Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2013 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

8. SHARE CAPITAL (continued)

d)     Stock options (continued)

For the nine months ended October 31, 2013 and for the year ended January 31, 2013 stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Stock options outstanding, January 31, 2012	2,515,000	$0.76
Granted	1,765,000	$0.36
Cancelled	(420,000)	$0.74
Expired	(575,000)	$0.97
Stock options outstanding, January 31, 2013	3,285,000	$0.51
Granted	-	-
Cancelled	(65,000)	$0.43
Expired	(65,000)	$1.00
Stock options outstanding, October 31, 2013	3,155,000	$0.50

A summary of stock options outstanding as at October 31, 2013 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
90,000	$0.40	0.31	$0.00	February 22, 2014
515,000	$0.76	1.20	$0.00	January 13, 2015
550,000	$0.45	1.88	$0.00	September 17, 2015
420,000	$0.80	2.22	$0.00	January 21, 2016
900,000	$0.40	3.32	$0.00	February 22, 2017
680,000	$0.30	3.95	$0.00	October 12, 2017

3,155,000	$0.50	2.63

As at October 31, 2013, 3,155,000 options were exercisable at a weighted-average exercise price of $0.50. The weighted average remaining contractual life of stock options outstanding as at October 31, 2013 was 2.63 years.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

9. SHARE-BASED PAYMENTS

No stock options were granted during the nine months ended October 31, 2013.

During the nine months ended October 31, 2012, The Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,765,000 common shares at a weighted average exercise price of $0.36 pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to October 12, 2013. The options are exercisable on or before October 12, 2017.

The Company recorded total share-based payments of $1,554 for stock options vested during the period (October 31, 2012 - $858,384).

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2013	2012
Weighted average assumptions:
Risk-free interest rate	-	1.38%
Expected dividend yield	-	-
Expected option life (years)	-	4.85
Expected stock price volatility	-	108.4%
Weighted average fair value at grant date	-	$0.36

Expected volatility was forecasted based on the historical volatility of the Company.

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)     Key Management Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the nine months ended October 31 was as follows:

	2013	2012

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$31,500	$96,481
Other members of key management	26,809	32,275

Share-based payments
Members of the Board of Directors	-	256,056
Other members of key management	-	50,821
	$58,309	$435,633

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

10. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b) In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from related parties:

	October 31, 2013	January 31, 2013
Levon Resources Ltd.	$41,106	$33,043
Great Thunder Gold (formerly Mill Bay Ventures)	2,119	-
Total	43,225	33,043

c) In the normal course of operations the Company transacts with companies with directors or officers in common. At October 31, 2013 and January 31, 2013, the following amounts are payable to related parties:

	October 31, 2013	January 31, 2013
Directors	$25,500	$16,500
Oniva International Services Corp.	135,329	131,269
Sampson Engineering Inc.	13,221	12,641
Wear Wolfin Designs Inc.	10,710	7,840
Saulnier Capital	1,050	-
Frobisher Securities Ltd.	4,200	7,026
Intermark Capital Corp.	26,775	19,600
	$216,785	$194,876

d)  Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12. The transactions with Oniva during the period are summarized below:

	2013	2012
Salaries and benefits	$67,838	$103,851
Office and miscellaneous	43,267	79,949

	$111,105	$183,800

11. RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately US$412,023 (January 31, 2013 - US$412,023), which is expected to be incurred during 2018. The risk-free rate of 3% (January 31, 2013 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	October 31, 2013	January 31, 2013

Beginning balance	$395,000	$175,529
Unwinding of discount	-	27,561
Change in estimates	-	191,621
Change in foreign exchange rate	10,031	289
	$405,031	$395,000

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

12. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

13. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, other amounts receivable, accounts payable and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk and market risk.

a)     Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	October 31, 2013	January 31, 2012

Cash held at major financial institutions
Canada – cash	$9,426	$11,741
US - cash	1,782	2,709

	11,208	14,450
Reclamation deposits held at major financial institutions	495,613	474,034

Total cash and reclamation deposits	$506,821	$488,484

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

13. FINANCIAL INSTRUMENTS (continued)

b)     Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at October 31, 2013 in the amount of $11,208 (January 31, 2013 - $14,450) in order to meet short-term business requirements. At October 31, 2013, the Company had current liabilities of $372,073 (January 31, 2013 - $595,964). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2013. This will require the Company to continue to monitor its financing requirements.

c)     Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at October 31, 2013 and January 31, 2013.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

13. FINANCIAL INSTRUMENTS (Continued)

c)      Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

		October 31, 2013		January 31, 2013

Cash	US	$2,409	US	$6,884
Other amounts receivable		3,112		1,847
Amounts receivable from a related parties		43,225		33,132
Reclamation bonds		475,317		475,317
Accounts payable		(100,398)		(308,034)

Net exposure	US	$423,665	US	$209,146

Canadian dollar equivalent		$441,756		$208,937

Based on the net Canadian dollar denominated asset and liability exposures as at October 31, 2013, a 10% (January 31, 2013 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $44,176 (January 31, 2013 - $20,894).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

13. FINANCIAL INSTRUMENTS (Continued)

d)  Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at October 31, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,208	-	-
Investments in related companies	145,895	-	-
Amounts receivable from a related party	43,225	-	-
Reclamation bonds	495,613	-	-
	$695,941	-	-

14. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the nine months ended October 31, 2013.

15. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	October 31, 2013	October 31, 2012

Amounts receivable from related parties	$(10,182)	$(8,350)
Other amounts receivable	32,691	18,635
Prepaid expenses	2,157	33
Accounts payable and accrued liabilities	(117,076)	380,326
Amounts payable to related parties	21,909	88,291
	$(70,501)	$478,935

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended October 31, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

16. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the nine months ended October 31, 2013 and 2012. All net losses for the nine months ended and at January 31, 2013 are as a result of Canadian head office costs. Costs of US operations are capitalized to exploration and evaluation assets.

The Company has non-current assets in the following geographic locations:

	October 31, 2013	January 31, 2013
Canada	$48,690	$400,030
USA	20,060,816	19,841,325
	$20,109,506	$20,241,355